Investor Presentation February 2018 Financial Data as of December 31, 2017 NASDAQ: SBFG Mark A. Klein – Chairman, President & Chief Executive Officer Anthony V. “Tony” Cosentino – Executive Vice President & Chief Financial Officer Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 217206 SB Financial Group, Inc. 401 Clinton Street Defiance, OH 43512 www.yoursbfinancial.com

2 Caution Regarding Forward Looking Statements This presentation contains certain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , and Section 21 E of the Securities Exchange Act of 1934 . These statements include, but are not limited to, descriptions of the financial condition, results of operations, asset and credit quality trends, profitability, projected earnings, future plans, strategies and expectations of SB Financial Group, Inc . (the “Company”) . The Company intends such forward - looking statements to be covered by the safe harbor provisions for forward - looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of complying with those safe harbor provisions . Forward - looking statements, which are based on certain assumptions of the Company, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “seek,” “target,” “potential,” “focus,” “may,” “could,” “should” or similar expressions . These forward - looking statements express management’s current expectations or forecasts of future events, and by their nature, are subject to risks and uncertainties . Therefore, there are a number of factors that might cause actual results to differ materially from those in such statements . Factors that might cause such a difference include, but are not limited to : ( i ) the effects of future economic, business and market conditions and changes, domestic and foreign ; (ii) governmental monetary and fiscal policies ; (iii) legislative and regulatory changes, including changes in banking, securities and tax laws and regulations such as the recently enacted Dodd - Frank Wall Street Reform and Consumer Protection Act and the recently adopted Basel III regulatory capital reforms and their application by the Company’s regulators, and changes in the scope and cost of Federal Deposit Insurance Corporation insurance and other coverages ; (iv) changes in accounting policies, rules and practices ; (v) the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and other interest sensitive assets and liabilities ; (vi) the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates ; (vii) changes in borrowers’ credit risks and payment behaviors ; (viii) changes in the availability and cost of credit and capital in the financial markets ; (ix) changes in the prices, values and sales volumes of residential and commercial real estate ; (x) the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services ; (xi) the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions ; (xii) changes in technology or products that may be more difficult, costly, or less effective than anticipated ; (xiii) the effects of war or other conflicts, acts of terrorism or other catastrophic events, including hurricanes, storms, droughts, tornados and flooding, that may affect economic conditions generally and in the Company’s markets ; (xiv) the failure of assumptions and estimates used in the Company’s reviews of its loan portfolio, the review of its credit grading methods by an independent firm and the Company’s analysis of its capital position ; and (xv) such other matters as discussed in this presentation or identified in the Company’s periodic filings with the Securities and Exchange Commission, particularly those matters described under the heading “Risk Factors” in its Annual Report on Form 10 - K for the year ended December 31 , 2016 . You are cautioned not to place undue reliance on forward - looking statements, which reflect the Company’s outlook only and speak only as of the date of this presentation or the dates indicated in the statements . The Company assumes no obligation to update or supplement forward - looking statements . For further information on these and other factors that could impact the Company and the statements contained herein, reference should be made to the Company’s filings with the Securities and Exchange Commission . This presentation is a summary only . The Company is not making any implied or express representation or warranty as to the accuracy or completeness of the information contained herein . This presentation is neither an offer to sell nor a solicitation of an offer to purchase any securities of the Company . Any offer to sell or solicitation of an offer to purchase securities of the Company will be made only pursuant to the preliminary prospectus supplement and accompanying prospectus filed with the Securities and Exchange Commission .

3 Certain Important Information Registration Statement ; No Offer or Solicitation The Company has filed a registration statement (including a prospectus and related prospectus supplement) with the SEC for the offering to which this presentation relates . Before you invest, you should read the prospectus in that registration statement, the prospectus and related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the Company and this offering . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling FIG Partners LLC at 404 - 601 - 7200 . This presentation does not constitute an offer to sell, a solicitation of an offer to sell, the solicitation or an offer to buy any securities or a solicitation of any vote or approval . There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933 , as amended . Non - GAAP Financial Measures This presentation contains certain financial information that has not been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) . The Company believes that these non - GAAP financial measures provide management and potential investors with a more complete understanding of the Company . However, they should not be used as a substitute for any analysis based on GAAP financial measures . Because other companies may use different calculations for these measures, they may not be comparable to similarly titled measures as calculated by other companies . For a reconciliation of these non - GAAP financial measures to the most directly comparable GAAP financial measures, please see the section titled “Non - GAAP Reconciliations . ”

4 Issuer SB Financial Group, Inc. (NASDAQ: SBFG) Offering Type Follow - on offering of common stock Offering Size $25.0 million; up to 15% overallotment Use of Proceeds General corporate purposes Closing Price (1) $19.00 per share Market Capitalization (1) $91.1 million Lock - up 90 days Bookrunning Manager FIG Partners, LLC Offering Summary (1) Market data as of market close January 26, 2018. Market Capitalization based on 4,792,646 shares outstanding as of Januar y 2 6, 2018

5 Investment Highlights SBFG presents an opportunity to invest in a dominant Ohio community bank franchise at an attractive entry point □ Seasoned and talented management team with a proven track record □ Premier community bank serving its markets □ A history of superior earnings with multiple business lines of diverse revenue streams □ Favorable demographics and local economies within the Company's three state markets of Western Ohio, Northeast Indiana and Southeast Michigan □ Above peer performance coupled with a below peer valuation creates future shareholder value appreciation □ Company is well - positioned for future M&A activities □ Increased financial sponsorship will enhance the Company’s visibility and help create a more liquid secondary market as SBFG approaches Russell indexing

6 Company Overview ▪ Balance Sheet (6/30/17): ▪ Assets – $ 876.6 million ▪ Gross Loans – $696.6 million ▪ Deposits – $729.6 million ▪ Loans/Deposits: 95.5% ▪ Trust Preferred Securities – $10.3 million ▪ Preferred equity – $14.0 million ▪ Tangible common equity – $63.6 million ▪ Capital Ratios (6/30/17): ▪ TCE/TA – 7.39% ▪ TE/TA – 9.02% ▪ Asset Quality (6/30/17): ▪ NPAs/assets (w/o TDRs) – 0.31% ▪ NPAs/assets (with TDRs) – 0.44% ▪ Profitability (MRQ 6/30/17): ▪ Net income – $11.1 million ▪ Core Net Income (1) - $9.4 million ▪ Net interest margin (FTE) – 3.78% ▪ ROAA – 1.29% / ROTCE 17.07% ▪ Core ROAA (1) – 1.10% / Core ROTCE (1) 14.19% Headquartered in Defiance, Ohio, SB Financial is a diversified financial services holding company for the State Bank & Trust Company (State Bank) . State Bank provides a full range of financial services for consumers and small businesses, including wealth management, private client services, mortgage banking and commercial and agricultural lending, operating through a total of 20 banking centers ; 19 in nine Ohio counties and one center in Fort Wayne, Indiana, and 24 full - service ATMs . The Company has six loan production offices located throughout the Tri - State region of Ohio, Indiana and Michigan . NASDAQ: SBFG Balance Sheet (12/31/2017) Capital Ratios (12/31/2017) Asset Quality (12/31/2017) Profitability (12/31/2017) ▪ Shares Outstanding: 4.8M ▪ Market Cap: $91.1M ▪ P/TBV: 143.2% ▪ P/Diluted EPS: 10.9x (1) 2017 ROAA and ROATCE based off of core earnings Note: Market data as of market close January 26, 2018 Source: S&P Global Market Intelligence; Company Documents

7 Organization & Leadership Source: S&P Global Market Intelligence; Public Company Documents SB FINANCIAL GROUP STATE BANK CORPORATE LEADERSHIP • Mark Klein – Ch airman, President and CEO • Tony Cosentino – EVP and CFO • Keeta Diller – SVP, Corporate Secretary REGIONAL /COMMERCIAL LEADERSHIP • Jon Gathman, EVP and Senior Lender • David Homoelle – Regional President, Columbus • John Kendzel – Regional President, Toledo • Mark Cassin – SVP, Regional Executive, Bowling Green • Michael Epps – SVP , Regional Executive, Findlay • Andy Farley – SVP, Regional Executive, Lima • Kent Maggard – SVP , Regional Executive, Fort Wayne • Tyson Moss – SVP, Regional Executive, Fulton/Williams

8 State Bank Business Line Leaders Source: S&P Global Market Intelligence; Public Company Documents ▪ Laura Kline – SVP, Client Experience Officer Retail Banking Wealth Management ▪ Chris Jaykma – EVP , Chief Wealth Management Officer ▪ David Bell – EVP , Retirement Services Private Client Group ▪ John Cates – VP , Dir ector of Private Banking ▪ Mickey Cooper – VP, Toledo ▪ Jim Griest – SVP, Ft. Wayne ▪ Su san West – VP, Columbus Mortgage Banking ▪ Steve Watson – SVP, RRE Manager – Columbus ▪ Pam Benedict – SVP , RRE Manager – NW Ohio/NE Indiana ▪ Tony Konecny – VP , Findlay SBA ▪ Brandon Gerken – VP Commercial Banking ▪ Jon Gathman – EVP, Senior Lender ▪ Regional Presidents/Executives

9 Mark A . Klein brings to the Board extensive experience in the financial institution industry . He was appointed Chairman, President and CEO of the Board of Directors of SB Financial Group, Inc . in 2015 . Previously, he served as President and CEO of SB Financial Group, Inc . since 2010 and State Bank since 2006 . Mr . Klein is a 1976 graduate of Defiance College in Defiance, Ohio with a Bachelor of Science Degree in Finance . Mr . Klein is a 1988 graduate of the University of Wisconsin – Madison Graduate School of Banking, and received his Master of Business Administration (MBA) from Bowling Green State University in 2002 . Prior to joining the Company and State Bank, Mr . Klein was Senior Vice President Private Banking of Sky Bank, Toledo, Ohio from 2004 to January 2006 , and Vice President and Team Leader of Sky Bank, Toledo, Ohio from 2000 to 2004 . From 1994 to 1999 , Mr . Klein was Executive Vice President and Senior Lender at a $ 450 million Sky Bank affiliate . Mr . Klein is the Chairman of the ProMedica Defiance Regional Hospital Board and serves on the Toledo ProMedica Board of Trustees . Mr . Klein was also appointed by Governor Kasich in 2013 to serve the banking industry as a member of the State of Ohio Banking Commission . In 2015 , he was appointed to the Defiance College Board of Trustees . In March 2017 , Mr . Klein was appointed to the Federal Reserve Bank of Cleveland’s Fourth District, Community Depository Institutions Advisory Council (CDIAC) . The CDIAC provides insight to the Cleveland Reserve Bank from the prospective of community depository institutions . In June 2017 ,Mr . Klein was appointed to serve as a representative of the Ohio Bankers’ League to the Graduate School of Banking at Wisconsin’s Banker Advisory Board . Anthony V . “Tony” Cosentino – EVP & Chief Financial Officer Mark A. Klein – Chairman, President, and Chief Executive Officer Corporate Leadership Detail Name Position Position Biography Mark A. Klein President & CEO Chairman Richard L. "Dick" Hardgrove Former Bank CEO; Former Deputy Superintendent of Banks for the State of Ohio Lead Director George W. Carter President & CEO of the Paulding Putbam Electric Cooperative Director Robert A. "Bob" Fawcett Jr. Owner / Operator of a medium- sized insurance business Director Gaylyn J. Finn Trustee of the Wood County Hospital; Former Chairman Director Rita A. Kissner Trustee & former Board Chair of Defiance College Director William G. Martin Director Timothy J. Stolly Director Board of Directors Anthony V . Cosentino has served as Executive Vice President of the Company since March 2010 . Mr . Cosentino is a 1983 graduate of Miami University in Oxford, Ohio with a Bachelor of Science Degree in Accounting, and received his Master of Business Administration (Finance) from The Ohio State University in 1989 . Mr . Cosentino has worked as a Senior Financial and Accounting Officer in the banking industry for over 25 years . He most recently served as Vice President for Financial Planning and Analysis at AmTrust Financial Corporation in Cleveland, Ohio from June, 2006 until December, 2009 . Prior to joining AmTrust Financial Corporation, Mr . Cosentino was Chief Financial Officer of Fifth Third Bank of Northeastern Ohio, a subsidiary of Fifth Third Bancorp, from August, 1994 to May, 2006 . Mr . Cosentino is a Certified Public Accountant . Source: S&P Global Market Intelligence; Company Documents Jonathan R . Gathman – EVP & Senior Lending Officer Mr . Jonathan R . Gathman has been an Executive Vice President and Senior Lending Officer of State Bank since October 2005 . He has been with The State Bank and Trust Company since May 1996 . Mr . Gathman served as Senior Vice President and Commercial Lending Manager at State Bank from June 2005 to October 2005 . He served as Vice President and Commercial Lender at State Bank . from May 2001 to June 2005 . After receiving a Bachelors of Science degree in finance from Defiance College, he attended Bowling Green State University to obtain his Masters of Business Administration .

10 Franchise Footprint – “Fort to Port” Branch Location LPO Location (1) Opened 4Q 2017 (2) Drive - through associated with 401 Clinton Street location Source: S&P Global Market Intelligence; Company Documents ▪ 20 branches covering Toledo, Fort Wayne, Columbus, and several core Ohio banking markets ▪ Presence along the “Fort to Port” section of the Hoosier Heartland Industrial Corridor, stretching from Fort Wayne to Toledo SBFG Branch List 2017 Street Address Deposits ($000) 401 Clinton St Defiance OH 197,803 4080 W Dublin Granville Rd Dublin OH 48,950 220 N Main St Paulding OH 48,637 1419 W High St Bryan OH 42,517 1201 E Main St Montpelier OH 39,918 930 W Market St Lima OH 36,962 235 Main St Luckey OH 36,451 1600 N Clinton St Defiance OH 34,560 610 E S Boundary St Perrysburg OH 33,274 12832 Coldwater Rd Fort Wayne IN 32,632 311 N Main St Walbridge OH 29,610 119 S State St Pioneer OH 29,476 515 Parkview St Wauseon OH 27,652 6401 Monroe St Sylvania OH 22,610 218 N First St Oakwood OH 22,188 133 E Morenci St Lyons OH 21,436 312 Main St Delta OH 16,755 201 E Lincoln St Findlay OH 9,850 1232 N. Main Street (1) Bowling GreenOH 1,565 510 W 3rd St (2) Defiance OH NA City State

11 Columbus 6.1% Toledo 17.3% Ft. Wayne 4.4% Fulton/ Williams 23.0% Lima 4.4% Findlay 1.9% Defiance/ Paulding 42.8% Attractive Markets Note: Percentages may not foot due to rounding Source: S&P Global Market Intelligence; Company Documents; Forbes; Local area chambers of commerce Toledo, OH Fort Wayne, IN Columbus, OH ▪ Economy influenced by surrounding higher education institutions and the alternative energy industry ▪ Major industries include health care and financial services, anchoring a gross metro product of over $35.1B ▪ Over $3B invested in Toledo in the last 3 years, resulting in 3,600+ new jobs ▪ Key economic drivers include the redevelopment of the downtown area, healthcare, higher education and military/defense ▪ Top employers include: Parkview Health, Lutheran Health, GM, Lincoln Financial, BF Goodrich and Frontier Communications ▪ 15 th largest city in the United States ▪ Several accolades, including America’s #1 “Up and Coming High - Tech City”, one of America’s Best Places to Raise Kids, and one of Amazon’s HQ2 finalists ▪ Favorable demographics, including a low cost of living, 4.4% unemployment rate, and a young median age of 36.6 years Columbus 24.6% Toledo 20.7% Ft. Wayne 7.3% Fulton/ Williams 9.8% Lima 3.2% Findlay 6.8% Defiance/ Paulding 27.6% Loan Portfolio Percentage by Region (12/31/17) Deposit Portfolio Percentage by Region (12/31/17) Core Ohio ▪ Defiance/Paulding, Fulton/Williams, Lima, and Findlay ▪ Serving loyal customers in generally underbanked and deposit rich markets ▪ Continued commitment to being a market leader in Core Ohio markets

Financial Highlights – SB Financial Group, Inc.

SB FINANCIAL GROUP, INC. - SBFG					
	For the Twelve Months Ended			Quarters Ended	
In $000s except for per share data	12/31/15	12/31/16	12/31/17	09/30/17	12/31/17
Balance Sheet					
Total Assets	$733,071	$816,005	$876,627	$860,462	$876,627
Total Gross Loans	$557,659	$644,433	$696,615	$675,075	$696,615
Total Deposits	$586,453	$673,073	$729,600	$716,807	$729,600
Loans/Deposits	95.09%	95.74%	95.48%	94.18%	95.48%
Capital					
Common Equity	$67,258	$72,565	$80,017	$76,926	$80,017
Preferred Equity	$13,983	$13,983	$13,983	$13,983	$13,983
Tang. Common Equity/Tang. Assets	7.09%	7.02%	7.39%	7.17%	7.39%
Tangible Equity/Tangible Assets	9.04%	8.77%	9.02%	8.83%	9.02%
Profitability Measures					
Net Interest Margin (FTE)	3.78%	3.75%	3.78%	3.81%	3.96%
Non Interest Income/Average Assets	2.18%	2.27%	2.01%	2.27%	1.86%
Non Interest Expense/Average Assets	3.74%	3.81%	3.70%	3.87%	3.68%
Efficiency Ratio	68.44%	68.76%	69.22%	68.30%	68.99%
ROAA	1.06%	1.11%	1.29%	1.27%	1.83%
ROAE	9.69%	10.39%	12.36%	12.11%	17.52%
Net Income	$7,619	$8,784	$11,065	$2,723	$4,032
Asset Quality					
NPAs/Assets	1.15%	0.65%	0.44%	0.43%	0.44%
NPAs (excl TDRs)/Assets	0.95%	0.46%	0.31%	0.29%	0.31%
NCOs/Avg Loans	0.17%	0.00%	0.03%	0.04%	0.02%
Reserves/Loans	1.25%	1.20%	1.14%	1.15%	1.14%
Reserves/NPLs	85.81%	178.53%	206.89%	213.25%	206.89%

Note: Data as of December 31, 2017
Source: S&P Global Market Intelligence; Public Company Documents

12

13 Unique Business Model Note: Data as of December 31, 2017 Source: S&P Global Market Intelligence; Public Company Documents 2017 NET INCOME $11.1 Million BANKING $ 8 .4 M M / 76 % RESIDENTIAL REAL ESTATE $ 2.2 MM / 19% % WM $ 0 . 5 M/ 5% 201 7 ASSETS UNDER MANAGEMENT $ 2 . 3 BILLION (12/31/17) COMPRISED OF : • $ 877 MM Commercial Bank • $ 995 MM Residential Sold Portfolio • $ 437 MM Wealth Management Net Income Contributions Leverage Business Expertise ▪ Retail/PCG ▪ Commercial/SBA ▪ Mortgage Banking ▪ Wealth Management/Brokerage Optimize Delivery Channels ▪ Regional Executives ▪ Business Line Leaders Balanced and Diverse Earnings ▪ High margin revenue segments ▪ High rates of growth ▪ Continued retention of customers ▪ Improved long - term efficiencies

14 Top - Quartile Performance Metrics Peer Group Top Quartile (1) 2017 Peer Group Median (1) 2017 SBFG 2017 SBFG 2016 SBFG 2015 SBFG 2014 Return On Average Assets 0.97 0.77 1.29% 1.11% 1.06% 0.78% Net Interest Margin (FTE) 3.80 3.67 3.78 3.75 3.78 3. 62 Noninterest Income/Avg. Assets 0.96 0.73 2.01 2.27 2.18 1. 91 Noninterest Expense/Avg. Assets 2.53 2.95 3.70 3.81 3.7 4 3. 86 Net NIE/Avg. Assets (Low) 1.57 2.22 1.68 1.55 1.5 4 1.9 5 Efficiency Ratio (Low) 63.54 68.90 69.22 68.76 68.44 7 5.80 NPAs/Assets 0.74 1.07 0.44 0.65 1.15 0.92 Tangible Common Equit y (2) 10.74 9.64 9.02 8.77 9.04 8.84 (1) Peer group consists of SNL 3Q2017 data for 65 publically traded bank holding companies in the U.S. on a major exchange wi th assets between $500M and $1.3B (2) SBFG adjusted for preferred conversion Note: Data as of December 31, 2017 Source: S&P Global Market Intelligence, Public Company Documents

15 Performance Highlights Return on Average Tangible Common Equity (1) Return on Average Assets Net Interest Margin (FTE) Efficiency Ratio 0.75% 0.81% 0.78% 1.06% 1.11% 1.10% 1.29% 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y 16.54% 15.31% 13.04% 14.12% 14.44% 14.19% 17.07% 12.0% 13.0% 14.0% 15.0% 16.0% 17.0% 18.0% 19.0% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y 3.76% 3.75% 3.62% 3.78% 3.75% 3.78% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 4.50% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y 75.48% 74.43% 75.80% 68.44% 68.76% 69.22% 60.00% 63.00% 66.00% 69.00% 72.00% 75.00% 78.00% 81.00% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y (1) ROATCE calculated as (tax effected amortization of goodwill & other intangibles + net income available to common) / avera ge tangible common equity (2) 2017 ROAA and ROATCE based off of core earnings (3) Actual 2017 ROAA and ROATCE indicated by blue outline and data label Source: S&P Global Market Intelligence, Public Company Documents; Data as of 12/31/2017 (2) (2) (3) (3)

16 Creating Value for Shareholders $7.28 $7.98 $9.24 $10.39 $11.59 $13.27 $9.33 $10.22 $11.14 $12.40 $0.99 $1.07 $1.07 $1.19 $1.38 $1.47 $0.00 $0.30 $0.60 $0.90 $1.20 $1.50 $5.00 $7.00 $9.00 $11.00 $13.00 $15.00 2012 2013 2014 2015 2016 2017* Earnings per Share ($) TBV per Share ($) TBV/Share Fully Converted TBV/Share EPS Increasing Tangible Book Value and Earnings per Share Over Time * 2017 EPS based on core earnings; see non - GAAP reconciliation for more detail on Core EPS and TBV calculations Note: Data as of December 31, 2017 Source: S&P Global Market Intelligence, Public Company Documents

17 Composition Loan Type ($000) % of Total Constr & Dev 61,262 8.8% Agriculture & Farmland 51,947 7.5% 1-4 Family Residential 161,843 23.2% Home Equity 44,566 6.4% Owner - Occ CRE 109,718 15.8% Other CRE 113,315 16.3% Multifamily 40,615 5.8% Commercial & Industrial 95,288 13.7% Consr & Other 18,061 2.5% Total Loans $696,615 100.0% MRQ Yield on Loans: 4.70% Attractive Business Mix Demand 18.6% NOW & Other Trans. 18.0% MMDA & Sav 33.6% CDs <100k 13.9% CDs >100k 15.9% Note: Data as of December 31, 2017 Source: S&P Global Market Intelligence Total Deposits: $730 million at 12/31/17 Total Gross Loans: $ 697 million at 12/31/17 C&D 8.8% Agriculture/ Farmland 7.5% HELOC 6.4% 1 - 4 Family 23.2% Multifamily 5.8% Owner - Occupied CRE 15.8% Non - Owner Occ. CRE 16.3% C&I 13.7% Cons & Other 2.6% Composition Deposit Type ($000) % of Total Demand 135,592 18.6% NOW & Other Trans 131,079 18.0% MMDA & Sav 245,111 33.6% Time Deposits < $100k 101,451 13.9% Time Deposits > $100k 116,367 15.9% Total Deposits $729,600 100.0% MRQ Cost of Deposits: 0.51% Loans / Deposits 95.5% 2.5%

18 1.47% 1.46% 1.31% 1.25% 1.20% 1.14% 0.00% 0.80% 1.60% 2.40% 3.20% 4.00% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y $8,930 $7,234 $6,278 $8,432 $5,321 $3,859 $0 $3,000 $6,000 $9,000 $12,000 $15,000 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y Nonperforming Assets/Total Assets Nonperforming Assets ($000) Net Charge - offs/Average Loans Loan Loss Reserve/Gross Loans Credit Quality Trends 0.23% 0.16% 0.13% 0.17% 0.00% 0.03% 0.00% 0.18% 0.35% 0.53% 0.70% 0.88% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y 1.40% 1.15% 0.92% 1.15% 0.65% 0.44% 0.00% 0.40% 0.80% 1.20% 1.60% 2.00% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Y Note: Data as of December 31, 2017 Source: S&P Global Market Intelligence, Public Company Documents

19 Diverse Revenue Streams Note: Data as of December 31, 2017 Source: S&P Global Market Intelligence Mortgage Banking 49.1% Service Fees 15.5% Wealth Management 16.1% SBA 6.9% Other 12.4% Several sources of non - interest income ▪ Mortgage banking ▪ SBA lending ▪ Service c harges ▪ Wealth management Management priorities include… ▪ Expanding residential real estate lending ▪ Retaining servicing fees and building that portfolio ▪ Leveraging SBA business line expertise ▪ Building wealth management bench ▪ Adding commercial leasing product line 2017Y Non - Interest Income $ 17.2 Million

20 $606 $663 $773 $900 $995 4,549 4,950 5,634 6,415 7,051 $0 $200 $400 $600 $800 $1,000 $1,200 2013 2014 2015 2016 2017 - 1,500 3,000 4,500 6,000 7,500 $ of Loans ($M) Number of Loans $ of Loans ($M) Number of Loans Serviced Mortgage Banking Note: Data as of December 31, 2017 Source: Public Company Documents Rapidly expanding mortgage business contributes towards revenue diversity ▪ Mortgage servicing portfolio CAGR of 13.2% (by dollar value of loans) Mortgage Servicing Portfolio

21 COMMITMENT TO STAKEHOLDERS PASSION FOR SERVICE HOLISTIC APPROACH Achieving the Vision – Key Initiatives Increase profitability through ongoing diversification of revenue streams Strengthen penetration in all markets served Expand product service utilization by new and existing customers Deliver gains in operational excellence Sustain asset quality Achieving the Vision – Key Initiatives SBFG’s vision over the next three years is to become a $1 Billion, Russell 2000, high performing, (>90th percentile) independent financial services company set apart by its staff and their passion for service, its holistic approach to client care, and its commitment to the communities it serves. SBFG’s Vision

22 Relative Valuation 146.7 153.2 157.5 159.7 170.7 180.4 185.9 188.2 195.0 208.4 210.5 220.1 235.8 293.9 0.0 50.0 100.0 150.0 200.0 250.0 300.0 350.0 UBOH SBFG MBCN CIVB LCNB UCFC MFSF MBTF OVBC PEBO FDEF FMNB HBNC FMAO 12.7 15.2 16.1 17.1 17.1 17.3 18.3 18.8 19.8 21.0 22.3 23.0 23.7 30.0 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 SBFG LCNB MBCN CIVB PEBO FDEF FMNB UBOH MFSF HBNC UCFC OVBC MBTF FMAO Price / Tangible Book Value (%) Price / Last Twelve Months EPS (x) (1) SBFG Price/ Tangible Book Value is based on a fully converted tangible book value per share of $12.40; P/LTM EPS based on LT M core earnings per share of $1.47 Source: S&P Global Market Intelligence; Data as of January 26, 2018 (1) (1)

23 Pro Forma Capital Impact 12/31/2017 12/31/2017 Standalone Pro Forma Top Tier Consoldiated: Trust Preferred $10,310 $10,310 Tangible Common Equity $63,606 $90,584 Preferred Equity $13,983 $13,983 TCE/TA 7.39% 10.40% TE/TA 9.02% 12.01% Bank: Leverage Ratio (%) 9.72% 12.46% Tier 1 Capital Ratio (%) 10.54% 13.90% Total Risk Based Capital Ratio (%) 11.54% 14.90% CRE Concentration 234.6% 181.3% Construction Concentration 66.8% 51.6% Note: Pro forma adjustments are based on estimated net proceeds of $26,978 Note: CRE concentration calculated to include non - owner occupied CRE, multifamily and construction loans Source: S&P Global Market Intelligence

24 Non - GAAP Reconciliation SB Financial Group, Inc. GAAP Reconciliation (Unaudited) (Dollars in thousands, except per share data) As of December 31, 2017 As of December 31, 2016 Common Shareholders' Equity 80,017$ 72,565$ Less: Intangible Assets (16,411) (16,422) Tangible Common Equity 63,606$ 56,143$ Book Value Per Common Share 16.70$ 14.98$ Less: Intangible Book Value Per Common Share (3.43) (3.39) Tangible Book Value Per Common Share 13.27$ 11.59$ Total Assets 876,627$ 816,005$ Less: Intangible Assets (16,411) (16,422) Tangible Assets 860,216$ 799,583$ Tangible Common Equity Ratio 7.39% 7.02% Reconciliation of Tangible Common Equity Calculations

25 Non - GAAP Reconciliation Reconciliation of Fully - Converted Tangible Common Equity Calculations SB Financial Group, Inc. GAAP Reconciliation (Unaudited) (Dollars in thousands, except per share data) As of As of December 31, 2017 December 31, 2016 Tangible Common Equity $63,606 $56,143 Common Shares 4,792,646 4,844,079 Tangible Book Value Per Common Share $13.27 $11.59 Preferred Equity $13,983 $13,983 Conversion Price $10.25 $10.33 Common Shares 1,463,220 1,456,442 Pro Forma Tangible Common Equity $77,589 $70,126 Fully Converted Shares 6,255,866 6,300,521 Fully Converted Tangible Book Value $12.40 $11.13

26 Non - GAAP Reconciliation Reconciliation of Core Earnings Per Share Calculations SB Financial Group, Inc. GAAP Reconciliation (Unaudited) (Dollars in thousands, except per share data) Quarter Ended, Year Ended, December 31, 2017 December 31, 2017 Net Income $4,032 $11,065 Less: Tax Benefit (1,705) (1,705) Core Earnings $2,327 $9,360 Average Diluted Shares Outstanding 6,329,000 6,351,000 Core Earnings Per Share $0.37 $1.47 Average Assets $880,446 $854,569 Core Return on Average Assets 1.06% 1.10% Core Earnings to Common $2,083 $8,385 Average Tangible Common Equity $61,641 $59,138

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